UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

Mexico Equity and Income Fund
(Name of Issuer)

Equity
(Title of Class of Securities)

592834105
(CUSIP Number)

Priya Tosar, Tesco Pension Investment Limited,
125 Finsbury Pavement, London. UK EC2A 1HX 004420777804480
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

11/13/2012
(Date of Event which Requires Filing of this Statement)



CUSIP no.  592834105

1. NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS.
OF ABOVE PERSONS

Tesco Pension Investment Limited

000000000

2. N/A
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM

5. SOLE VOTING POWER  6,608,570
6. SHARED VOTING POWER N/A
7. SOLE DISPOSIVE POWER 6,608,570
8. SHARED DISPOSIVE POWER N/A
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON 6,608,570
10. N/A
11. PERCENT CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12. TYPE OF REPORTING PERSON  OO


Item 1(a) Name of Issuer: Mexico Equity and Income Fund

Item 1(b) Address of Issuer's Principal Executive Offices:
c/o Pichardo Asset Management, The Mexico Equity and Income Fund,
615 E.Michagan Street, Milwaukee, WI 53202 USA

Item 2(a) Name of Person Filing:Tesco Pension Investment Limited

Item 2(b) Address of Principal Business Office ir, if None,
Residence: 125 Finsbury Pavement, London. EC2A 1HX

Item 2(c) Citizenship: United Kingdom

Item 2(d) Title of Class of Securities: Common stock

Item 2(e) CUSIP Number: 592834105

Item 3 If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4 Ownership
(a) Amount beneficially owned: 6,608570
(b) Percent of class: 5.3%
(C) Number of shares in which such a person has:
(i) Sole powerto vote or direct the vote: 6,608570
(ii) Shared powerto vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 6,608570
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class: Reporting person has ceased to be the beneficial owner of more than five percent of the class of securities

Item 6 Ownership of More than Five percent on behalf of another person: N/A

Item 7 Identification and Classification of the Subsiary Which
Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8 Identification and Classification of Members of the Group: N/A

Item 9 Notice of Dissolution of Group: N/A

Item 10 Certification
(b) The following certification shall be included if the statement is filed pursuant to s240.13d-1(c)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this Schedule 13G shall not be construed as an admission that Tesco Pension Investment is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule.

After reasonable enquiry and to the best of my knowledge and belief, I certify that the information in this statement is complete and correct.

Dated November 223,2012


TESCO PENSION INVESTMENT LIMITED
By Priya Tosar
Title: Compliance Officer